Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153-0119

(212) 310-8000

FAX:  (212) 310-8007

October 21, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:  The Howard Hughes Corporation (formerly, Spinco, Inc.)

Dear Ladies and Gentlemen:

On behalf of The Howard Hughes Corporation, a Delaware corporation (the “Company”), please accept for filing, pursuant to the Securities Act of 1933, as amended, the Company’s Registration Statement on Form S-1 relating to the registration for resale of its Common Stock, par value $0.01 per share, warrants to acquire Common Stock and shares of common stock issuable upon the exercise of the warrants and certain options.  Please be advised that funds in the amount of $77,204, representing the registration fee for the filing of the Registration Statement, have been previously transferred by electronic wire transfer to the Commission.

Please be advised that with the exception of (i) changes required to comply with Form S-1 requirements instead of Form 10 requirements and (ii) other minor changes to present the information in the prospectus contained in the Registration Statement, to the extent possible, as if General Growth Properties, Inc. (“GGP”) has emerged from bankruptcy and the separation of the Company from GGP has been completed, the information contained in Registration Statement is identical to the information contained in Amendment No. 1 to the Form 10 of the Company filed with the Commission on October 7, 2010 (the “Form 10”).  In particular, please be advised that the following sections differ from the Form 10:

•                  the cover of the prospectus;

•                  the summary of the offering;

•                  the risk factors related to our common stock and warrants (only with respect to the addition of risk factors relating to the warrants);

•                  use of proceeds;

•                  selling stockholders; and

•                  plan of distribution.

In addition, certain information previously omitted from the Form 10 has been included in the Registration Statement (such as completion of the security and beneficial ownership table and identification of the director nominees). These changes will be reflected in an amendment to the Form 10.

Please contact the undersigned at (212) 310-8165 or Heather Emmel at (212) 310-8849 with any questions or comments concerning the above or the registration statement generally.

Very truly yours,

/s/ Matthew D. Bloch